# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Laser Fusion, Inc., CIK 0001938570
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002151793

## Reporting persons
- JAFCO Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 657,543; sole dispositive power 0; shared dispositive power 657,543; aggregate amount beneficially owned 657,543 (8.32% of the class)
  Comment: Percentages are calculated based on 7,904,099 shares of Common Stock outstanding as reported by Blue Laser Fusion, Inc. in its Form 8-K filed on September 9, 2026.
  
  Effective October 1, 2026, JAFCO Group Co., Ltd. will change its name to JAFCO Co., Ltd.
- JAFCO V7 Investment Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 558,912; sole dispositive power 0; shared dispositive power 558,912; aggregate amount beneficially owned 558,912 (7.07% of the class)
  Comment: Percentages are calculated based on 7,904,099 shares of Common Stock outstanding as reported by Blue Laser Fusion, Inc. in its Form 8-K filed on September 9, 2026.
- JAFCO SV7-S Investment Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 98,631; sole dispositive power 0; shared dispositive power 98,631; aggregate amount beneficially owned 98,631 (1.25% of the class)
  Comment: Percentages are calculated based on 7,904,099 shares of Common Stock outstanding as reported by Blue Laser Fusion, Inc. in its Form 8-K filed on September 9, 2026.

## Item 1. Issuer
Name of issuer: Blue Laser Fusion, Inc.
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, CA 93117

## Item 2. Person Filing
Name of person filing:
JAFCO Group Co., Ltd.
JAFCO V7 Investment Limited Partnership
JAFCO SV7-S Investment Limited Partnership
Address of principal business office or, if none, residence: Toranomon Hills Mori Tower 24F, 1-23-1 Toranomon, Minato-ku, Tokyo 105-6324 Japan (for each Reporting Person)
Citizenship: Japan (for each Reporting Person)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
JAFCO Group Co., Ltd.: 657,543
JAFCO V7 Investment Limited Partnership: 558,912
JAFCO SV7-S Investment Limited Partnership: 98,631
Percent of class:
JAFCO Group Co., Ltd.: 8.32%
JAFCO V7 Investment Limited Partnership: 7.07%
JAFCO SV7-S Investment Limited Partnership: 1.25%
Sole power to vote or to direct the vote:
JAFCO Group Co., Ltd.: 0
JAFCO V7 Investment Limited Partnership: 0
JAFCO SV7-S Investment Limited Partnership: 0
Shared power to vote or to direct the vote:
JAFCO Group Co., Ltd.: 657,543
JAFCO V7 Investment Limited Partnership: 558,912
JAFCO SV7-S Investment Limited Partnership: 98,631
Sole power to dispose or to direct the disposition:
JAFCO Group Co., Ltd.: 0
JAFCO V7 Investment Limited Partnership: 0
JAFCO SV7-S Investment Limited Partnership: 0
Shared power to dispose or to direct the disposition:
JAFCO Group Co., Ltd.: 657,543
JAFCO V7 Investment Limited Partnership: 558,912
JAFCO SV7-S Investment Limited Partnership: 98,631

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- JAFCO Group Co., Ltd.: /s/ Keisuke Miyoshi, Keisuke Miyoshi, President and CEO (09/10/2026)
- JAFCO V7 Investment Limited Partnership: /s/ Keisuke Miyoshi, Keisuke Miyoshi, President and CEO of JAFCO Group Co., Ltd., its General Partner (09/10/2026)
- JAFCO SV7-S Investment Limited Partnership: /s/ Keisuke Miyoshi, Keisuke Miyoshi, President and CEO of JAFCO Group Co., Ltd., its General Partner (09/10/2026)